SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.)*

DHT Holdings, Inc.
(Name of Issuer)

Common Stock, par value of $0.01 per share
(Title of Class of Securities)

Y2065G121
(CUSIP Number)

November 25, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 12 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. Y2065G121	13G	Page 2 of 12 Pages

1	NAME OF REPORTING PERSON Oceanic Hedge Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 433,547
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 433,547
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 433,547
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.49%
12	TYPE OF REPORTING PERSON OO

CUSIP No. Y2065G121	13G	Page 3 of 12 Pages

1	NAME OF REPORTING PERSON Oceanic Opportunities Master Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,393,453
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,393,453
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%
12	TYPE OF REPORTING PERSON PN

CUSIP No. Y2065G121	13G	Page 4 of 12 Pages

1	NAME OF REPORTING PERSON Oceanic Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,827,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,827,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12	TYPE OF REPORTING PERSON OO

CUSIP No. Y2065G121	13G	Page 5 of 12 Pages

1	NAME OF REPORTING PERSON Tufton Oceanic (Isle of Man) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Isle of Man
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,827,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,827,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12	TYPE OF REPORTING PERSON OO

CUSIP No. Y2065G121	13G	Page 6 of 12 Pages

1	NAME OF REPORTING PERSON Oceanic Opportunities GP Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,393,453
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,393,453
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,393,453
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.80%
12	TYPE OF REPORTING PERSON OO

CUSIP No. Y2065G121	13G	Page 7 of 12 Pages

1	NAME OF REPORTING PERSON Cato Brahde
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,827,000
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,827,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,827,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.29%
12	TYPE OF REPORTING PERSON IN

CUSIP No. Y2065G121	13G	Page 8 of 12 Pages

Item 1(a).	NAME OF ISSUER

The name of the issuer is DHT Holdings, Inc. (the "Company").

Item 1(b).	ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES

The Company's principal executive office is located at Clarendon House, 2 Church Street, Hamilton HM 11.

Item 2(a).	NAME OF PERSON FILING

This statement is filed by:

(i) Oceanic Hedge Fund, a Cayman Islands Open Ended Investment Company ("Oceanic"), with respect to shares of Common Stock (as defined in Item 2(d) below) directly owned by it;

(ii) Oceanic Opportunities Master Fund, L.P., a Delaware limited partnership (the "Master Fund", and together with Oceanic, the "Funds"), with respect to shares of Common Stock directly owned by it;

(iii) Oceanic Investment Management Limited, an Isle of Man Company (the "Manager"), with respect to shares of Common Stock directly owned by the Funds;

(iv) Tufton Oceanic (Isle of Man) Limited, an Isle of Man Company ("TOL (Isle of Man)"), with respect to the shares of Common Stock directly owned by the Funds; and

(v) Oceanic Opportunities GP Limited, a Cayman Islands exempted company (the "Master Fund GP"), with respect to the shares of Common Stock directly owned by the Master Fund; and

(vi) Cato Brahde ("Mr. Brahde"), who serves as the fund manager to the Funds and the managing director of TOL (Isle of Man), with respect to shares of Common Stock directly owned by the Funds.

Oceanic, the Master Fund, the Manager, TOL (Isle of Man), the Master Fund GP and Mr. Brahde are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for the purposes of Section 13 of the Act, the beneficial owner of the Common Stock reported herein.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The address of the business office of each of the Reporting Persons except Oceanic is St. George's Court, 2nd Floor, Upper Church Street Limited, Douglas, Isle of Man IM1 1EE. The address of the business office of Oceanic is c/o HSBC Securities Services (Isle of Man) Limited, 12/13 Hill Street, Douglas, Isle of Man IM1 1EF.

CUSIP No. Y2065G121	13G	Page 9 of 12 Pages

Item 2(c).	CITIZENSHIP

Oceanic and the Master Fund GP are organized under the laws of the Cayman Islands. The Master Fund is organized under the laws of the State of Delaware. The Manager and TOL (Isle of Man) are organized under the laws of the Isle of Man. Mr. Brahde is a citizen of Norway.

Item 2(d).	TITLE OF CLASS OF SECURITIES

Common Stock, par value of $0.01 per share (the "Common Stock").

Item 2(e).	CUSIP NUMBER

Y2065G121

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: ___________________________________________

CUSIP No. Y2065G121	13G	Page 10 of 12 Pages

Item 4.	OWNERSHIP

The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 29,040,975 shares of Common Stock issued and outstanding as of December 2, 2013, as reflected in the press release dated October 30, 2013 filed with the Company's Form 6-K on October 31, 2013 and the press release dated December 2, 2013 filed with the Company's Form 6-K on December 2, 2013.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each Reporting Person.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Item 2 and Exhibit 1.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. Y2065G121	13G	Page 11 of 12 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: December 5, 2013

/s/ Cato Brahde
Cato Brahde, (1) individually; (2) as managing director of (a) Tufton Oceanic (Isle of Man) Limited, and (b) Oceanic Investment Management Limited; and (3) as manager of Oceanic Hedge Fund

Oceanic Opportunities GP Limited

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory

Oceanic Opportunities Master Fund, L.P.
By: Oceanic Opportunities GP Limited, its General Partner

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory

CUSIP No. Y2065G121	13G	Page 12 of 12 Pages

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: December 5, 2013

/s/ Cato Brahde
Cato Brahde, (1) individually; (2) as managing director of (a) Tufton Oceanic (Isle of Man) Limited, and (b) Oceanic Investment Management Limited; and (3) as manager of Oceanic Hedge Fund

Oceanic Opportunities GP Limited
/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory

Oceanic Opportunities Master Fund, L.P.
By: Oceanic Opportunities GP Limited, its General Partner

/s/ Anthony Haynes
Anthony Haynes, Authorized Signatory